FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities
                      Exchange Act of 1934


1. Name and Address of Reporting Person:


 Parin      Floyd S.
(Last)      (First)


 87B Sandpit Road   Danbury           CT               06810
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:

 Micronetics Wireless, Inc./NOIZ

3. IRS or Social Security Number of Reporting Person (Voluntary):


4. Statement for Month/Year:

 March/2000

5. If Amendment, Date of Original (Month/Year):



6. Relationship of Reporting Person to Issuer (Check all applicable):

           Director

           10% Owner

           Officer (give title below)

   X       Other (Specified below)

President of Subsidiary

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:


1. Title of Security:

   Common Stock

   Common Stock

   Common Stock

   Common Stock

   Common Stock

   Common Stock

   Common Stock

2. Transaction Date:

   3/2/00

   3/2/00

   3/2/00

   3/2/00

   3/2/00

   3/2/00

   3/2/00
  (Month/Day/Year)


3. Transaction Code:
   Code          V

     S

     S

     S

     S

     S

     S

     S

4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price

 19,400                   D            $22.00

  2,100                   D            $22.25

  1,600                   D            $22.125

    500                   D            $22.1875

    300                   D            $22.3125

    200                   D            $22.5

    852                   D            $22.75

     48                   D            $22.53125

5. Amount of Securities Beneficially Owned at End of Month:


 153,750*


6. Ownership Form-Direct (D) or Indirect (I):

 D

 D

 D

 D

 D

 D

 D

 D


7. Nature of Indirect Beneficial Ownership:





Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:



2. Conversion or Exercise Price of Derivative Security:




3. Transaction Date (Month/Day/Year):




4. Transaction Code:
   Code          V




5. Number of Derivative Securities Acquired (A) or Disposed of
(D):




6. Date Exercisable and Expiration Date (Month/Day/Year):



(Date Exercisable)                   (Expiration Date)


7. Title and Amount of Underlying Securities:



(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:




10. Ownership Form of Derivative Security: Direct (D) or Indirect
    (I):





11. Nature of Indirect Beneficial Ownership:




Explanation of Responses:

*    Includes an option to purchase 10,000 shares of Micronetics
     Wireless, Inc. Common Stock, none of which is presently exercisable.



s/Floyd S. Parin                           April 3, 2000
Signature of Reporting Person                    Date